FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q3 2016 Interim Management

Exhibit No. 1	RBS notes credit ratings action by Moody's dated 05 April 2018
Exhibit No. 2	Block listing Interim Review dated 13 April 2018
Exhibit No. 3	RBS Holdings N.V. & Royal Bank of Scotland N.V. dated 25 April 2018
Exhibit No. 4	Director/PDMR Shareholding 30 April 2018
Exhibit No. 5	Total Voting Rights 30 April 2018

Exhibit No. 1

The Royal Bank of Scotland Group plc

4 April 2018

RBS notes credit ratings action by Moody's

The Royal Bank of Scotland Group plc ("RBS") notes the decision by the credit rating agency Moody's Investors Services ("Moody's") to amend a number of ratings across the group, including:

●    Affirm The Royal Bank of Scotland Group plc's senior unsecured debt ratings at Baa3 and assign a notional group Baseline Credit Assessment (BCA) of baa3 and stable outlook.

●    Upgrade the long term deposits rating of National Westminster Bank Plc and Ulster Bank Limited to A1 (from A2) and the senior unsecured debt rating to A2 (from A3), and change the rating outlook to "stable" (from "on review for upgrade").

●    Affirm the short term credit rating of National Westminster Bank Plc and Ulster Bank Limited to Prime-1 for deposits and upgrade the short term senior unsecured debt rating to Prime-1 (from Prime-2).

●    Downgrade the deposits and senior unsecured debt rating of The Royal Bank of Scotland plc (future NatWest Markets Plc) and The Royal Bank of Scotland N.V. to Baa2 (from A2 and A3), the Counterparty Risk Assessment ("CRA") to A3(cr) (from A2(cr)) and change the rating outlook to "stable" (from "on review for downgrade").

●    Affirm the short term credit rating of The Royal Bank of Scotland plc (future NatWest Markets Plc) and The Royal Bank of Scotland N.V. at Prime-2.

●    Upgrade Ulster Bank Ireland DAC's long-term deposits rating to Baa1 (from Baa2) and issuer ratings to Baa2 (from Baa3) and upgrade the short-term issuer ratings to Prime-2 (from Prime-3)

●    Convert into definitive the provisional long term and short term deposits rating assigned to Adam & Company PLC (future The Royal Bank of Scotland plc) at A1 and Prime-1 respectively.

These actions reflect Moody's view that "Under ring-fencing, RBS plc's (future NatWest Markets Plc) and RBS NV's credit profiles will be weaker as they are focused mostly on capital markets and wholesale activities and have a greater reliance on wholesale funding. Conversely, NatWest Bank's and UBL's credit profiles will be stronger, due to their mostly retail, SME and large corporate banking activities and largely deposit-based funding profiles."

Moody's summary credit ratings:
Entity	Long term rating	Short term rating	Status post-Ringfencing
The Royal Bank of Scotland Group plc	Baa3	P-3	Holding Company
National Westminster Bank Plc	A1 (deposits)/A2 (senior unsecured debt)	P-1	Ring-fenced bank
Ulster Bank Limited	A1 (deposits)/A2 (senior unsecured debt)	P-1	Ring-fenced bank
Adam & Company PLC (future The Royal Bank of Scotland plc)	A1 (deposits)	P-1	Ring-fenced bank
Ulster Bank Ireland DAC	Baa1 (deposits)/Baa2 (issuer rating)	P-2	Ring-fenced bank
The Royal Bank of Scotland plc (future NatWest Markets Plc)	Baa2 (deposits and senior unsecured debt)/A3(cr) (CRA)	P-2	Non Ring-fenced bank
The Royal Bank of Scotland N.V.	Baa2 (deposits and senior unsecured debt)	P-2	Non Ring-fenced bank

For further information please Contact:

Paul Pybus
Head of Debt Investor Relations
+44 (0) 20 7678 1153
RBS Media Relations:
+44 (0) 13 1523 4205

Forward-looking statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those related to RBS and its subsidiaries' regulatory capital position and requirements, financial position, future pension funding and contribution requirements, ongoing litigation and regulatory investigations, profitability and financial performance (including financial performance targets), structural reform and the implementation of the UK ring-fencing regime, the implementation of RBS's restructuring and transformation programme, impairment losses and credit exposures under certain specified scenarios, increasing competition from new incumbents and disruptive technologies and RBS's exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2017 Annual Report and Accounts (ARA) and other materials filed with, or furnished to, the US Securities and Exchange Commission. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
The Royal Bank of Scotland plc	RR3QWICWWIPCS8A4S074
National Westminster Bank Plc	213800IBT39XQ9C4CP71
Adam & Company PLC	213800GC5AG3WC3FEM84
Ulster Bank Ireland DAC	635400KQIMALJ4XLAD78
Ulster Bank Limited	213800BZ9V4RRA2IRN26
The Royal Bank of Scotland N.V.	X3CZP3CK64YBHON1LE12

Exhibit No. 2

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 13 April 2018

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Sharesave Plan
Period of return:	From:	1 October 2017	To:	31 March 2018
Balance of unallotted securities under scheme(s) from previous return:		15,525,322
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		3,836,440
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,688,882
Name of contact:		Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan
Period of return:	From:	1 October 2017	To:	31 March 2018
Balance of unallotted securities under scheme(s) from previous return:		1,425,700
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		58,643
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,367,057
Name of contact:		Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc UK Sharesave Plan 2017
Period of return:	From:	1 October 2017	To:	31 March 2018
Balance of unallotted securities under scheme(s) from previous return:		0
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		88
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		999,912
Name of contact:		Andy Nicholson
Telephone number of contact:		0131 556 8555
Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Irish Sharesave Plan 2017
Period of return:	From:	1 October 2017	To:	31 March 2018
Balance of unallotted securities under scheme(s) from previous return:		0
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		500,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		500,000
Name of contact:		Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan
Period of return:	From:	1 October 2018	To:	31 March 2018
Balance of unallotted securities under scheme(s) from previous return:		6,334,140
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		95,868
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,238,272
Name of contact:		Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Ownership Plan
Period of return:	From:	1 October 2017	To:	31 March 2018
Balance of unallotted securities under scheme(s) from previous return:		3,436,774
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,436,774
Name of contact:		Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Deferral Plan
Period of return:	From:	1 October 2017	To:	31 March 2018
Balance of unallotted securities under scheme(s) from previous return:		4,633,219
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		952
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,632,267
Name of contact:		Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Long Term Incentive Plan
Period of return:	From:	1 October 2017	To:	31 March 2018
Balance of unallotted securities under scheme(s) from previous return:		11,357,821
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,357,821
Name of contact:		Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Company Share Option Plan (Option 2011)
Period of return:	From:	1 October 2017	To:	31 March 2018
Balance of unallotted securities under scheme(s) from previous return:		800,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		800,000
Name of contact:		Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Plan 2014
Period of return:	From:	1 October 2017	To:	31 March 2018
Balance of unallotted securities under scheme(s) from previous return:		4,666,019
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		67,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		26,849,360
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		44,816,659
Name of contact:		Andy Nicholson
Telephone number of contact:		0131 556 8555

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 3

The Royal Bank of Scotland Group plc
25 April 2018

RBS Holdings N.V. and Royal Bank of Scotland N.V.

RBS Holdings N.V. today announces the publication of its 2017 Annual Report and Accounts and those of its banking subsidiary The Royal Bank of Scotland N.V. These companies are majority owned by The Royal Bank of Scotland Group plc. The 2017 Annual Report and Accounts for these companies are available on the RBS website at
https://investors.rbs.com/reports-archive/2017.aspx

For further information, please contact

RBS Investor Relations
Investor.relations@rbs.com
+44 207 672 1758

RBS Media Relations
+44 131 523 4205(UK)
+31 20 464 1150 (NL)
25 April 2018

LEI - X3CZP3CK64YBHON1LE12 -  The Royal Bank of Scotland N.V.
LEI - 724500JIWG886A9RRT57 - RBS Holdings N.V.

Exhibit No. 4

30 April 2018

The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Company was notified on 30 April 2018 that the trustee of The Royal Bank of Scotland Group plc Buy As You Earn Share Plan (the "Plan") purchased ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) on that date on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Chris Marks	Chief Executive, NatWest Markets Plc	56	£2.6927

The transaction took place on the London Stock Exchange (XLON).

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Legal Entity Identifier:
The Royal Bank of Scotland Group plc - 2138005O9XJIJN4JPN90
NatWest Markets Plc - RR3QWICWWIPCS8A4S074

Exhibit No. 5

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 April 2018:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 April 2018
Ordinary shares of £1	12,026,373,131	4	48,105,492,524
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,027,273,131		48,109,092,524

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 April 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary